UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549		OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number		0-17412
Secured Income L.P.
(Exact name of registrant as specified in its charter)
Wilder Richman Resources Corporation 340 Pemberwick Road Greenwich, Connecticut 06831 (203) 869-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices):
Units of Limited Partnership Interests
(Title of each class of securities covered by this Form) N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)          ☐
Rule 12g-4(a)(2)          ☒
Rule 12h-3(b)(1)(i)      ☐
Rule 12h-3(b)(1)(ii)     ☐
Rule 15d-6                   ☐

Approximate number of holders of record as of the certification or notice date:		232 (See Attachment)
Pursuant to the requirements of the Securities Exchange Act of 1934 Secured Income L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	February 22, 2013	By: /s/Richard Paul Richman Name: Richard Paul Richman Title: Chief Executive Officer of Wilder Richman Resources Corporation, a General Partner of Secured Income L.P.

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ATTACHMENT
Form 15
Secured Income L.P.

The number of shareholders of record reported in the issuer’s filings on Form 10-K inadvertently included beneficial holders who were not holders of record under the rules of the Commission and applicable interpretations.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.